Organigram Holdings Inc. Announces At-The-Market Equity Program

MONCTON, New Brunswick - (BUSINESS WIRE) - December 4, 2019 - Organigram Holdings Inc. ("Organigram" or the "Corporation") (TSX: OGI) (NASDAQ: OGI) announced today that it has established an at-the-market equity program (the "ATM Program") that allows the Corporation to issue up to C$55,000,000 (or its U.S. dollar equivalent) of common shares ("Common Shares") from treasury to the public from time to time, at the Corporation's discretion. Any Common Shares sold in the ATM Program will be sold through the Toronto Stock Exchange (the "TSX"), the NASDAQ Global Select Market (the "NASDAQ") or any other marketplace on which the Common Shares are listed, quoted or otherwise traded, at the prevailing market price at the time of sale.

The volume and timing of distributions under the ATM Program, if any, will be determined in the Corporation's sole discretion. The ATM Program will be effective until the earlier of December 25, 2021 and the issuance and sale of all of the Common Shares issuable pursuant to the ATM Program, unless terminated prior to such date by the Corporation or the agents referred to below. Organigram intends to use the net proceeds from the ATM Program, if any, to fund capital projects, for general corporate purposes and to repay indebtedness. As Common Shares distributed in the ATM Program will be issued and sold at the prevailing market price at the time of the sale, prices may vary among purchasers during the period of the distribution.

Distributions of the Common Shares through the ATM Program will be made pursuant to the terms of an equity distribution agreement dated December 4, 2019 among the Corporation, BMO Nesbitt Burns Inc., as Canadian agent, and BMO Capital Markets Corp., as U.S. agent (collectively, the "agents").

The offering under the ATM Program will be made pursuant to a prospectus supplement dated December 4, 2019 (the "Prospectus Supplement") to the Corporation's Canadian base shelf prospectus (the "Shelf Prospectus") dated November 22, 2019, and pursuant to a prospectus supplement dated December 4, 2019 (the "U.S. Prospectus Supplement") to the Corporation's U.S. base prospectus (the "U.S. Base Prospectus") dated November 22, 2019 and included in its registration statement on Form F-10, as amended (the "Registration Statement") (File No. 333-234564). The Registration Statement was declared effective by the United States Securities and Exchange Commission (the "SEC") on November 27, 2019. The Prospectus Supplement and the Shelf Prospectus are available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com, and the U.S. Prospectus Supplement, the U.S. Base Prospectus and the Registration Statement are available on EDGAR at the SEC's website at www.sec.gov. Alternatively, the agents will send copies of the Prospectus Supplement and the Shelf Prospectus, or the U.S. Prospectus Supplement and the U.S. Base Prospectus, as applicable, upon request by contacting in Canada:

BMO Capital Markets, Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2, or by telephone at (905) 791-3151 Ext 4312, or by email at torbramwarehouse@datagroup.ca or in the U.S.:

BMO Capital Markets Corp., Attention: Equity Syndicate Department, 3 Times Square, New York, NY 10036, or by telephone at (800) 414-3627, or by email at bmoprospectus@bmo.com

This news release does not constitute an offer to sell or the solicitation of an offer to buy the Common Shares, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Organigram Holdings Inc.:

Organigram Holdings Inc. is a NASDAQ and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Corporation 's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics and Trailblazer. Organigram's primary facility is located in Moncton, New Brunswick and the Corporation is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Forward-looking Information

This news release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation (collectively, "forward-looking information"). Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "estimates", "intends", "anticipates", "believes" and the negative of these terms, and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation, the aggregate value of Common Shares which may be issued pursuant to the ATM Program and the Corporation's expected use of the net proceeds of the ATM Program, if any.

Forward-looking information involves known and unknown risks, uncertainties and other factors that could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Although the Corporation believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur. For additional information with respect to certain of these assumptions, risks or factors, and risk factors relating to the Common Shares, reference should be made to the Corporation's Prospectus Supplement and the Shelf Prospectus, or the U.S. Prospectus Supplement and the U.S. Base Prospectus, as applicable, the Corporation's annual information form for the year ended August 31, 2019 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com, or the Corporation's annual report on Form 40-F and its reports on Form 6-K filed with the SEC and available at www.sec.gov, and such other continuous disclosure materials as may be filed from time to time by the Corporation with Canadian securities regulatory authorities and the SEC. The forward-looking information included in this news release is provided as of the date of this news release and the Corporation disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. We seek safe harbor.

For more information about Organigram please visit www.Organigram.ca

Contacts

Investor Relations Enquiries: Amy Schwalm Vice President, Investor Relations (416) 704-9057 Amy.Schwalm@organigram.ca	Media Enquiries: Ray Gracewood Senior Vice President, Marketing and Communications (506) 645-1653 ray.gracewood@organigram.ca